FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of May, 2005

Commission File No. 1-9987


                             B+H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                             ----------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                 -----              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                  -----        -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is the Form of Subscription Agreement for the private placement of 3,243,243 shares of B+H Ocean Carriers Ltd. common stock.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      B+H Ocean Carriers, Ltd.

Date  May 31, 2005                                    By: /s/ Michael S. Hudner
     --------------                                      -----------------------
                                                         Chief Executive Officer

                                                                       Exhibit 1



Subscription Agreement              B+H Ocean Carriers Ltd. (a Liberian company)
(Private Placement of Shares)

B+H Ocean Carriers Ltd. (the "Company"), having an authorized shared capital of 30,000,000 ordinary and 20,000,000 preferred shares with a par value of USD $0.01 per Share, has determined to increase the Company's outstanding share capital through an issue of up to 5,000,000 ordinary shares (the "Shares"). In addition, the Company has granted the Manager an over-allotment option, expiring May 13, 2005, for up to 1,000,000 additional Shares, provided that the maximum amount of new Shares has been fully ordered and allotted. In the event such over-allotment option will be used, the subscribers will be notified after the closing of the book. The offer and subscription of the Shares is referred to herein as the "Offering." The Offering will be made to Norwegian investors and international institutional investors in a private placement (the "Private Placement"). The Company has appointed Pareto Securities ASA as manager (the "Manager") of the Offering. The minimum subscription in the Private Placement will be 25,000 Shares.

Subscription guidance:
By signing this subscription agreement (including the terms and conditions starting on pg. 2 hereof) (the "Agreement"), the undersigned subscriber (the "Subscriber") confirms his/her request to subscribe for the number of Shares in the Company, with a nominal value of USD $0.01 per Share, allocated to the Subscriber in the Private Placement, provided however, that such number shall not exceed the number of Shares stated below (the "Subscribed Shares"). The subscription price will be set in the range of USD 20-22 per Share but may be set higher or lower based on demand. The number of Subscribed Shares to be purchased by the Subscriber from the Company and the price per Subscribed Share are subject to acceptance, in whole or in part, by the Company, in its discretion after consultation with the Manager. The Subscribers will be notified of the subscription price in the allocation letter and payment instruction. The Subscriber hereby irrevocably authorizes and instructs the Manager to subscribe the Subscribed Shares or such lower number of Shares being allocated to the Subscriber in the Private Placement (the "Allocated Shares"), on behalf of the Subscriber and at the total price as a result thereof (the "Subscription Price"). The Subscriber guarantees to pay the Subscription Price within 3 days after request for payment and may not withdraw this authorization and instruction. This Agreement must be signed and in the possession of Pareto Securities ASA, fax no: +47 22 87 87 15, no later than 2 May 2005 at 16:00 (Oslo time) to be taken into account in connection with the allocation of Shares in the Private Placement. The Manager reserves the right, in cooperation with the Company, to close or extend the Subscription Period at any time, depending on the number or size of subscriptions received. The subscription period shall in no event close prior to 27 April 2005. Note: The subscriber bears the risk of any delay in the postal communication, busy facsimiles or data problems preventing orders from being received by the Manager.

Allotment/Payment/Registration and entry with the Norwegian registry of securities (VPS):
The subscription will be subject to the conditions set forth under "Implementation of the Private Placement" on pg. 2 of this Agreement. The total number of Shares to be issued by the Company in the Offering will be determined by the Company's board of directors. Payment for the allotted shares shall be made to a bank account stated in the allocation letter within 7 days thereafter. Overdue payments will be charged with an interest rate according to the Norwegian Act on Interest on Overdue Payments of 17 December 1976 no. 100. If the Subscriber fails to comply with the terms of payment, the Manager reserves the right to cancel the subscription or sell all or part of the subscribed Shares for the Subscriber's own account and risk. Registration of the Shares with the Norwegian Company Register (Verdipapirsentralen) is expected to take place approximately 7 days after the general meeting.

SPECIFICATION OF REQUESTED SUBSCRIPTION:
________________________________________________________________________________
Subscriber's VPS      Total amount subscribed        For the use of the Managers
account:              in USD (Subscription Amount)


________________________________________________________________________________
No. of shares requested (1):                         Maximum price per Share
                                                     (if any) (1):

________________________________________________________________________________


(1) If a maximum price per share is not indicated, the Subscriber shall be deemed to accept the price to be decided by the Company on or about 2 May 2005 following the subscription period
On the terms and conditions set forth in this Agreement, I/we hereby irrevocably confirm my/our request to subscribe/purchase the number of Shares in the Company stated above and I/we hereby irrevocably authorize and instruct the Manager to subscribe the number of Shares allocated to me/us in the Private Placement within such maximum number of Shares. I further confirm that (i) I am aware that an Offering Circular has not been prepared in respect of the Shares, (ii) the investment in the Shares are made solely at my own risk, and (iii) I am not, and I am not purchasing the Shares for the benefit of any U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933, as amended.


___________________________         ____________________________________________
Subscription place and date         Binding signature. The subscriber must be of
                                    age. When signing per procura, documentation in form of company certificate or power of attorney must be enclosed.

DETAILS OF SUBSCRIBER

________________________________________________________________________________
Subscriber's VPS account no.

________________________________________________________________________________
Subscriber's first name

________________________________________________________________________________
Subscriber's surname/firm etc.

________________________________________________________________________________
Street address etc. (private subscribers: state home)

________________________________________________________________________________
Postal code , city/state/country

________________________________________________________________________________
Date of birth and national ID number (11 digits) MUST BE COMPLETED

________________________________________________________________________________
Telephone (day time)

________________________________________________________________________________
Telefax/e-mail

________________________________________________________________________________

                      Terms and Conditions of Subscription

The following terms and conditions apply to, and constitute an integrated part of, this Agreement between the Subscriber, the Manager and the Company.

Information/Representations and Warranties
The Subscriber has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision to purchase and subscribe for the Shares and invest in the Shares, and the Subscriber is able to bear the economic risk, and to withstand a complete loss, of an investment in the Shares. The Subscriber has had access to such financial and other information concerning the Company and the Shares as it deemed necessary or desirable in connection with the purchase of and subscription for the Shares; and has made such investigation with respect thereto as it deems necessary. The Subscriber has made its own assessment of the Company, the Shares and the terms of the Private Placement based only on such information as is publicly available and, having consulted with its own independent advisors, has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relating to its investment in the Shares. The Manager makes no representation or warranty, express or implied, to the Subscriber regarding the accuracy or completeness of the information (whether written or oral), concerning the Company or the Private Placement received by the Subscriber, whether such information was received through the Manager or otherwise. The Subscriber expressly acknowledges that no due diligence has been conducted by the Manager, that the Shares are being offered on the basis of publicly available information on file with the U.S. Securities and Exchange Commission only, that no prospectus or other offering document has been published in connection with the Private Placement at the time of subscription, that an investment in the Shares is an investment with high risk and that the Subscriber expressly agrees to purchase the Shares on this basis. Each of the Manager and the Company expressly disclaims any liability whatsoever in this regard and the Subscriber understands and expressly agrees that it is subscribing for and purchasing the Subscribed Shares on this basis.

The Subscriber confirms that it understands that the Shares purchased and subscribed for hereunder have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any state securities laws. The Offering is being made only outside the United States to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act, and will therefore be subject to certain restrictions on transfer. The Subscriber agrees that neither it, its affiliates nor any person acting on its or their behalf will attempt to resell the Shares in the United States without the benefit of a registration statement under the Securities Act or an exemption therefrom for a 40 day period beginning on or about 9 May 2005 (which is expected to be the closing date, barring unforeseen circumstances). In addition, the Subscriber hereby expressly confirms that it is purchasing and subscribing for such Shares in an offshore transaction, as defined in, and meeting the requirements of, Regulation S under the Securities Act. The Subscriber understands that the Manager and the Company are relying on the above representations of the Subscriber in order to comply with an exemption from the registration requirements of the Securities Act.

Allotment criteria
The proposed allotment will be made by the Company in cooperation with the Manager Decisions on allotment may take into account matters such as early subscription, price sensitivity, the size of the subscription, investor quality, investment history and other relevant matters in accordance with international and Norwegian market practices. The Company reserves the right to give preference to Investors that have industry knowledge and have expressed long term perspectives with the investment. The Company and the Manager further reserve the right to take into account the credit-worthiness of any Investor placing an order for Shares. The overriding objective of the Company and the Manager will be to create an appropriate long-term shareholder structure for the Company.

Use of proceeds
The proceeds from the Private Placement will be used for acquisitions of secondhand tonnage, refinancing of debt, payment of the expenses of the offering (including commissions to the Manager) and working capital. The Company is currently in negotiations regarding the acquisition of 6-8 OBOs/Combination carriers in addition to an acquisition of a medium range carrier ("MR"); however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

Implementation of the Private Placement
The number of Shares to be issued by the Company in the Offering will be up to 5,000,000 Shares. In addition, the Company and the Manager may decide to issue an additional 1,000,000 Shares provided that the maximum amount of new Shares has been fully ordered and allotted (the "Over-allotment option").

The Shares to be allotted in the Private Placement will be registered in the VPS (the electronic securities register in Norway). The Company is also seeking to list the shares sold in the Private Placement on the OTC (over-the-counter market) hosted by the Association of Norwegian Stockbroking Companies ("Fondsmeglerforbundet"). It is expected that such registration and listing will take place subsequent the Closing Date for the Offering.

Relation to law, regulations and by-laws
The Subscriber carries his own risk with regard to the purchase/subscription of the Shares, and the Subscriber's obligation to pay for the Allocated Shares shall apply even if the Subscriber should not have the right to purchase/subscribe for the Allocated Shares. In such event, the Subscriber shall nonetheless pay the Subscription Amount, and shall notify the Company as to whom the Allocated Shares shall be delivered.

Confidentiality
The Subscriber hereby undertakes to keep the contents of this Agreement confidential, including (but not limited to) the fact that any agreement has been entered into until the completion of the Private Placement has been announced by the Company. The Subscriber acknowledges that the provisions of the U.S. securities laws restrict any person who is in the possession of material, non-public information regarding any company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities; accordingly, the Subscriber agrees to abide, and to cause its representatives to abide, by such laws as they relate to the Company's securities.

Shareholder Rights
The Allocated Shares cannot be traded until payment has been made and the Allocated Shares have been registered at the Subscriber's VPS account.

Liability
The authorization to subscribe for the Allocated Shares granted to the Manager under this Agreement is irrevocable and without reservations, and the Subscriber is obligated to indemnify the Manager for any demands and/or claims connected to the execution of the authorization. The Subscriber is aware that the Manager have not performed any investigation of the Company in connection with the Private Placement and the Manager hereby expressly exclude any liability whatsoever towards the Subscriber in connection with the Private Placement.

Governing Law and Jurisdiction
This Subscription Agreement shall be governed by Norwegian law. Any disputes regarding this Agreement which cannot be solved amicably, shall be referred to the ordinary courts of Norway with Oslo as legal venue.


Pareto Securities ASA                    B+H Ocean Carriers (a Liberian company)